Exhibit 99.1

August 3, 2012

Dear Shareholder,

You are cordially invited to attend the 2012 Annual Meeting of Shareholders of NICE-Systems Ltd., to be held at NICE's executive offices at 22 Zarchin Street, Ra’anana, Israel, on Monday, September 12, 2012 at 11:00 a.m. local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. NICE’s board of directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of NICE ADSs will receive voting instruction cards from The Bank of New York Mellon, the depositary of the ADSs, which will enable them to instruct The Bank of New York Mellon on how to vote the NICE ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

We urge all of our shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.

Sincerely,

Zeev Bregman
President and Chief Executive Officer

NICE SYSTEMS LTD.

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NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON September 12, 2012

Notice is hereby given that the 2012 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE-Systems Ltd. (the “Company” or “NICE”) will be held on Monday, September 12, 2012, at 11:00 a.m., at the offices of the Company, 22 Zarchin Street, Ra’anana, Israel, for the following purposes:

1.	To elect six (6) directors (excluding “outside directors”) to the board of directors of the Company;
2.	To approve the increase of the annual fee paid to the Company’s independent directors;
3.	To approve the increase of the special annual fee paid to the Chairman of the board of directors;
4.	To approve the grant of options to the Company's independent directors;
5.	To approve liability insurance in favor of the Company’s independent directors;
6.	To re-appoint the Company’s independent auditors and to authorize the Company’s board of directors to fix their remuneration; and
7.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2011.

Approval of matters 1 through 6 above will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting thereon.  Matter 7 will not involve a vote.

Shareholders of record at the close of business on August 13, 2012, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 22 Zarchin Street, Ra’anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

By Order of the Board of Directors, Yechiam Cohen Corporate Secretary

Date: August 3, 2012

NICE SYSTEMS LTD.
22 Zarchin Street, Ra’anana
Israel
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PROXY STATEMENT
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2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADRs (collectively, the “Shares”) of NICE-Systems Ltd. (“Nice” or the “Company”) at the close of business on August 13, 2012, in connection with the solicitation by the board of directors of proxies for use at the 2012 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, September 12, 2012, at 11:00 a.m., at the offices of the Company, 22 Zarchin Street, Ra’anana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 22 Zarchin Street, Ra’anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADRs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the board of directors of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Deposited Securities with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Deposited Securities, or (y) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 13, 2012 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On July 31, 2012, the Company had 65,889,194 Shares issued and outstanding. Each of the Shares is entitled to one vote upon each of the matters to be presented at the Meeting, with the exception of 5,022,585 Shares, which are treasury shares repurchased by the Company as of July 31, 2012. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company’s Shares.

Name	Number of Shares		Percent of Shares Beneficially Owned (1)
Psagot Investment House Ltd. 14 Ahad Ha’am Street Tel Aviv 65142, Israel	3,583,919	(2)	5.4%
Migdal Insurance and Financial Holdings Ltd. 4 Efal Street, P.O. Box 3063 Petach Tikva 49512, Israel	3,905,270	(3)	5.9%
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(1)	Based upon 65,889,194 ordinary shares issued and outstanding on July 31, 2012, including 5,022,585 treasury shares.

(2)
These securities are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: 1,674,920 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 1,371,825 ordinary shares are held by provident funds managed by Psagot Provident Funds and Pension Ltd., 396,221 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 113,088 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd., and 27,865 ordinary shares are held by pension funds managed by Psagot Pension (Haal) Ltd.  Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd.   This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 13, 2012.  Ron Gutler, our Chaiman of the Board, serves as a director of Psagot Securities Ltd. and Psagot Investment House Ltd., but disclaims beneficial ownership of the shares held by these entities.

(3)
Of which: (i) 3,812,852 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance and Financing Holdings Ltd., according to the following segmentation: 2,333,564 ordinary shares are held by profit participating life assurance accounts; 1,308,507 ordinary shares are held by provident funds and companies that manage provident funds and 170,781 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 92,418 are beneficially held for Migdal Insurance and Financing Holdings Ltd. own account (Nostro account).  This information is based upon a Schedule 13G filed by Migdal Insurance and Financing Holdings Ltd. with the SEC on February 14, 2012.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s articles of association, the board of directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company’s shareholders. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect six (6) members to the board of directors, aside from the two outside directors of the Company. The Company’s two outside directors were elected at the 2010 annual general meeting of shareholders for a period of three years, as required under the Israeli Companies Law 5759-1999 (the “Israeli Companies Law”).

Since Mr. John Hughes did not stand for re-election at the 2011 shareholders meeting, the Company’s board of directors currently comprises of seven (7) directors, including two (2) outside directors. The Company’s nominations committee, internal audit committee and board of directors have proposed the following six (6) nominees as the slate of directors to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s articles of association and applicable law: Mr. Ron Gutler, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yoseph Dauber, Mr. David Kostman and Mr. Yehoshua (Shuki) Ehrlich. The nomination of Mr. Ehrlich is intended to increase the number of directors again to 8, and to add another director with relevant hi-tech experience and background.

The following information is supplied with respect to each director nominated and recommended to be elected by the board of directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.  All of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules and pursuant to regulations under the Israeli Companies Law.

    Ron Gutler has served as a director of NICE since May 2001 and Chairman of the Board since May 2002. Mr. Gutler is currently a director of Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and a member of the Advisory Board of Poalim Real Estate (part of Poalim Capital Market Group), and also serves as a director of several other private entities.  Between 2000 and 2011, he served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund.  Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutsche Bank).  Between 1987 and 1999, he held various positions with Bankers Trust, where Mr. Gutler headed its trading and sales activities in Asia, South America and Emerging Europe.  He also established and headed the Israeli office of Bankers Trust.  Mr. Gutler holds a Bachelor’s degree in Economics and International Relations and a Master’s degree in Business Administration, both from the Hebrew University in Jerusalem.

    Joseph Atsmon has served as a director of NICE since September 2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as a director of Ceragon Networks Ltd. and Radvision Ltd.  From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty-year career with Tadiran Ltd.  In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon holds a Bachelor’s degree in Electrical Engineering from the Technion – Israel Institute of Technology.

    Rimon Ben-Shaoul has served as a director of NICE since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company.  Mr. Ben-Shaoul also serves as a director of MIND C.T.I. Ltd. and several private companies, and served as a director of BVR Systems Ltd.  In addition, he is the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments.  Mr. Ben-Shaoul also serves as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE.  Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry.  During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group.  Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd.  From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries.  Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

    Yoseph Dauber has served as a director of NICE since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, Mr. Dauber was Deputy Chairman of the Board of Management and Joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. From 1994 to June 2002, Mr. Dauber served as Chairman of the Isracard Group. From 1995 to July 2002, Mr. Dauber also served as Chairman of Poalim American Express. From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. and from 2003 to 2008 he served as a director of Bank Hapoalim. Mr. Dauber currently serves as a director of MagicJack Vocaltec Ltd., Orbit Technologies Ltd., Delek Group Ltd., S. Shlomo Holdings Ltd. and Chairman of KCPS Manof Fund. Mr. Dauber holds a Bachelor’s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Master’s degree in Law from Bar Ilan University.

    David Kostman has served as a director of NICE since 2001, with the exception of a short period between June 2007 and July 2008. Mr. Kostman is currently Chairman and Chief Executive Officer of Nanoosh LLC, a restaurant operating company, and serves on the board of directors of Retalix Ltd. and The Selling Source, LLC. From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a NASDAQ-listed apparel manufacturer. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of VerticalNet, Inc., a NASDAQ-listed internet and software company. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

    Yehoshua (Shuki) Ehrlich is currently an active social investor, serving as Chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a member of the executive board of Israel Venture Network and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital. He focused on the Communications, Enterprise Software and Information Technology sectors. Formerly, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a BSc in Mathematics and Computer Science from the Tel Aviv University.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolutions be adopted:

1.A.	“RESOLVED, that Mr. Ron Gutler be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.B.	“RESOLVED, that Mr. Joseph Atsmon be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.C.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.D.	“RESOLVED, that Mr. Yoseph Dauber be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.E.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.F.	“RESOLVED, that Mr. Mr. Yehoshua (Shuki) Ehrlich be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 2

APPROVAL OF AN INCREASE OF THE ANNUAL FEES OF THE COMPANY'S INDEPENDENT DIRECTORS

Each of the Company's directors (including outside directors) is currently entitled to a cash fee in the amount of NIS 90,000 (currently equivalent to $22,517) per year and NIS 3,250 (currently equivalent to $813) per meeting, pursuant to a resolution of the shareholders approved at the 2008 Annual General Meeting. The currency translations set forth in this Item 2 and Item 3 are based on the representative exchange rate published by the Bank of Israel on July 31, 2012. The annual fee and meeting attendance fee amounts set forth above are subject to adjustment for changes in the Israeli consumer price index after December 2007.

As an incentive for their contribution and efforts as directors of the Company, and based on a comparison to compensation granted to directors of boards of directors of comparable companies, the internal audit committee and the board of directors have approved and resolved to recommend that our shareholders approve the increase of the independent directors annual cash fee by NIS 30,000 (currently equivalent to $7,506), to NIS 120,000 (currently equivalent to $30,023). The directors’ annual fee will be subject to adjustment for changes in the Israeli consumer price index after September 2012, and it is proposed that the increased fee be effective as of October 1, 2012, to apply to the period subsequent to the 2012 Annual General Meeting.

Under the Israeli Companies Law, as opposed to the corporate law governing companies incorporated in the United States, shareholder approval of all elements of director compensation is required. Pursuant to the Israeli Companies Law, the proposed increase in the annual cash fee of our directors requires the approval of the internal audit committee, the board of directors and the shareholders, in that order. As aforementioned, the increase in the independent directors’ annual fee has been approved by the internal audit committee and the board of directors.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the proposed increase of the annual cash fee of the independent directors to a total amount of NIS 120,000, as set forth in Item 2 of the Proxy Statement, be, and the same hereby is, approved, effective as of October 1, 2012."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3

APPROVAL OF INCREASE IN CHAIRMAN’S SPECIAL ANNUAL FEE

The Chairman is currently entitled to a special annual cash fee of NIS 390,000 (equivalent to approximately $97,573), pursuant to a resolution of the shareholders approved at the 2010 Annual General Meeting. Such special annual fee is in addition to the cash compensation detailed in Item 2 above, and is subject to adjustment for changes in the Israeli consumer price index after June 2010.

The role of the Chairman at our Company requires the devotion of much more time and attention in recent years, in light of recent mergers and acquisitions and changes in the Company’s size and scope of business. As an incentive for his activities and efforts as Chairman, the internal audit committee and the board of directors have approved and resolved to recommend that our shareholders approve the increase of the Chairman’s special annual cash fee by NIS 60,000 (currently equivalent to approximately $15,011), to NIS 450,000 (currently equivalent to approximately $112,584). The special annual fee will be subject to adjustment for changes in the Israeli consumer price index after September 2012.

The increase in the special annual fee is intended to compensate the Chairman for such increased effort and contribution. The board of directors is of the opinion that the proposed increase in the Chairman’s special annual fee is fair and reasonable given the magnitude of the Company and responsibility of the Chairman. It is proposed that the increased fee be effective as of October 1, 2012, to apply to the period subsequent to the 2012 Annual General Meeting.

If the proposed increase in the special annual fee is approved, the total annual cash compensation of the Chairman, including the increased annual cash fee in Item 2 above (excluding meeting attendance fee), will be NIS 570,000, which is NIS 47,500 per month (currently equivalent to approximately $11,884)

Pursuant to the Companies Law, the compensation of directors requires the approval of the internal audit committee, the board of directors and the shareholders, in that order. As aforementioned, the increase in the Chairman's special annual fee has been approved by the internal audit committee and the board of directors.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the proposed increase of the special annual cash fee of the Chairman of the board of directors to a total amount of NIS 450,000, as set forth in Item 3 of the Proxy Statement, be, and the same hereby is, approved, effective as of October 1, 2012."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4

APPROVAL OF A GRANT OF OPTIONS TO THE COMPANY'S
INDEPENDENT DIRECTORS

Pursuant to the requirements of the Israeli Companies Law, remuneration of the members of the Company’s board of directors requires shareholder approval. Therefore, the grant of options to directors of the Company, although granted from existing option plans, requires shareholders approval. In September 2011, the shareholders approved a one-time grant of options to purchase Shares of the Company to the members of the board of directors of the Company. Pursuant to this resolution, each of the directors was granted options to purchase 5,000 Shares, the Vice Chairman of the board of directors was granted options to purchase 10,000 Shares and the Chairman of the board of directors was granted options to purchase 15,000 Shares. As the 2011 resolution was only for a one-time grant of options having a one-year vesting schedule, the Company now requests that its shareholders approve the proposed resolution for a new grant of options to its independent directors.

As an incentive for their activities and efforts as directors on behalf of the Company, and in line with our past practice in previous years of an annual grant of options to directors, the Company’s internal audit committee and board of directors have approved and resolved to recommend that our shareholders approve a grant of options to our independent directors serving in 2012, as specified below. It was resolved to proportionately increase the number of options to be granted to each of the directors, as the number of options granted to each director annually has not increased since 2006 and is not in line with industry acceptable standards, with the exception of a specific increase from 5,000 to 10,000 options granted to the Vice-Chairman of the board of directors (to provide for appropriate remuneration for this special role and for his service as Chairman of the Audit Committee).

Based upon a comparison that our internal audit committee and board of directors examined, the proposed option grant would be within the average range of other companies in our peer group. This comparison sought to determine an appropriate group of companies with similar size and industry characteristics to us and examine the level and composition of director equity based compensation in these companies. Our internal audit committee and board of directors calculated the level of non-employee director equity based compensation that would most closely fit the norms of this peer group.

Therefore, the board of directors has resolved to recommend that our shareholders approve a one-time grant of options to our directors serving in 2012 to purchase (i) 7,500 Shares to each of the directors (including outside directors), (ii) 15,000 Shares to the Vice-Chairman, and (iii) 22,500 Shares to the Chairman. The options will vest on the first anniversary of the date of grant, provided that such director is still a director of the Company on that date. This is a grant to directors for the year 2012. Any future option grants will be brought to the Company’s shareholders for approval.

The options will be granted under the Company’s 2008 Share Incentive Plan (the “2008 Plan”). The exercise price per share of the options will be equal to the average closing price per share of one ADR of the Company as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant. The expiration date of the options is six years from the date of grant.

Out of the pool of Shares authorized for issuance under the Company’s equity based compensation plans during calendar year 2012, the Company has only granted 433,607 awards to date. As of July 31, 2012, a total of 4,547,524 options and restricted share units were outstanding under the Company’s share based compensation plans, which constitutes approximately 7% of the issued and outstanding share capital of the Company as of such date. The Company’s calculation shows that even assuming that the entire remainder of the authorized pool of equity based compensation for 2012 were to be granted, which allows for the issuance of an additional 1,834,792 awards, the total aggregate number of equity awards, including the already outstanding grants, the grants made this year and the grants proposed hereunder, on a fully diluted basis, would constitute less than 9% of our issued and outstanding share capital as of July 31, 2012.

The board of directors believes that this proposal is in the best interests of the Company as it aligns the interests of our directors with those of our shareholders and recognizes the time, attention and expertise required by each of the directors.

Pursuant to a resolution of the shareholders from the 2007 annual shareholders meeting, the outside directors receive compensation identical to that granted to other directors of the Company from time to time.

In addition to the proposed equity compensation discussed above, each of the Company's directors (including outside directors) is entitled to a cash fee as stated above in Item 2 of the Proxy Statement.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed grants of options to the directors pursuant to the terms as set forth in Item 4 of the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

APPROVAL OF LIABILITY INSURANCE
IN FAVOR OF THE COMPANY’S INDEPENDENT DIRECTORS

The Companies Law and our Amended and Restated Articles of Association authorize the Company, subject to receipt of all approvals required under applicable law, to insure our directors and officers for liability in connection with an act performed by them in their capacity as office holders of the Company and any of its subsidiaries, with respect to each of the following: (1) violation of the duty of care by such office holder towards the Company or towards another person; (2) breach of the duty of loyalty towards the Company, provided that such office holder acted in good faith and with reasonable grounds to assume that such action would not prejudice the Company's interests; (3) a financial obligation imposed on such office holder for the benefit of another person; (4) a payment which such office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, as amended (the " Securities Law") and litigation expenses that such office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law; and (5) any other event, occurrence or circumstance in respect of which the Company may lawfully insure such an office holder.

Under Israeli law, the insurance of directors is to be approved by our internal audit committee, board of directors and shareholders. The Company currently has a directors and officers liability insurance policy limited to US$100 million (the “Policy”), at an annual premium of approximately US$467,170. Our internal audit committee and board of directors have approved the Company’s entering into an additional “Side A” Difference in Conditions (or DIC) extension of the Policy, limited to an additional US $25 million, which provides the directors and officers with personal asset protection in situations when other sources of insurance or indemnification fail or are not available (the “Extended Policy”). The Extended Policy portion will be at an additional annual premium of approximately US$65,000.

We have been advised by external insurance consultants, that in comparison to other public companies with a market cap ranging between US $1 billion and US $4.9 billion, the US $100 million coverage is in the middle of the range, and that more than 80% of public companies within such a market cap range purchase Side “A” coverage limited as proposed above. Side “A” coverage has become an integral component of public organizations’ directors and officers liability policy structure.

At the Meeting, the shareholders will be asked to approve the Policy and Extended Policy in favor of the independent directors, including any renewal of the Policy and Extended Policy, and the purchase of any other directors’ liability insurance policy upon the expiration of the Policy and/or Extended Policy from the same or a different insurance company, provided that such renewal, extension or substitution is for the benefit of the Company and its officers and directors and only to the extent permitted by applicable law, and is on terms substantially similar to or more favorable to the Company than those of the then effective insurance policy, and that the annual premium does not exceed an amount representing an increase of 20% in any year, as compared to the previous year, or cumulatively for the number of years since the last such increase. The approval by the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of the Policy and/or the Extended Policy, from time to time, within the foregoing limitations. The approval will apply to current directors and any future directors who may serve from time to time.

For the avoidance of doubt, if this proposal is not approved, the validity of the existing Policy in favor of the directors will not be affected.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the liability insurance coverage pursuant to the terms as set forth in Item 5 of the Proxy Statement, and any renewals, extensions or substitutions pursuant to the limitations set forth in Item 5 of the Proxy Statement, for the benefit of all directors of the Company who may serve from time to time, be and hereby is approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 6

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s audit committee and board of directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the board of directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s audit committee, as contemplated by the Sarbanes-Oxley Act of 2002.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the board of directors of the Company be authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the audit committee of the Company.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 7

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2011 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on March 29, 2012. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Yechiam Cohen
Corporate Secretary

Date: August 3, 2012